EXHIBIT 99.1

3,990,610 UNITS
CONSISTING OF One Common Share
and
ONE-HALF OF A WARRANT TO PURCHASE ONE COMMON SHARE

VICINITY MOTOR CORP.

UNDERWRITING AGREEMENT

October 21, 2021

Spartan Capital Securities, LLC
45 Broadway - 19th Floor
New York, NY 10006

Ladies and Gentlemen:

Vicinity Motor Corp., a British Columbia corporation (the “Company”), proposes to issue and sell, subject to the terms and conditions stated herein, to Spartan Capital Securities, LLC (the “Underwriter”), an aggregate of 3,990,610 units (the “Units”), with each Unit consisting of (i) one common share, without par value (each, a “Common Share”), and (ii) one-half of a warrant, with each whole warrant entitling the holder to purchase one Common Share (the “Warrants”). The 3,990,610 Common Shares to be issued under this Agreement are herein referred to as the “Shares.” The Common Shares issuable upon exercise of the Warrants are collectively referred to as the “Warrant Shares.” The Units, the Shares, the Warrants and, where applicable, the Warrant Shares, are collectively referred to as the “Securities.” The offering and sale of the Units to the Underwriter as contemplated herein is referred to as the “Offering.” The Units will immediately separate into Shares and Warrants upon closing of the Offering.

The Company understands that the Underwriter proposes to make a public offering of the Units in the United States, directly and through other investment dealers and brokers in the United States upon the terms and conditions set forth in the Prospectuses (as defined below) and this Agreement as soon as the Underwriter deems advisable after this Agreement has been executed and delivered. It is acknowledged and agreed that the Canadian Prospectus Supplement (as defined below) shall not contemplate making sales of any Units to purchasers in Canada and, accordingly, shall not contain any underwriter’s certificate. It is further acknowledged that neither the Company nor the Underwriter will market the Units or provide marketing materials to any prospective purchasers in Canada. The Underwriter agrees that it will not, directly or indirectly, distribute the Registration Statement, the U.S. Pricing Prospectus or the U.S. Prospectus (each as defined below) or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states or other jurisdictions of the United States in which the Securities are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Securities or the filing of a prospectus or any similar document with respect to the Securities by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

1.                  Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Underwriter that:

(a)                Registration Statement; Prospectuses. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in British Columbia, Alberta, Ontario and Manitoba (the “Canadian Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated April 5, 2021 (the “Canadian Preliminary Base Prospectus”) and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined below) in respect of an aggregate of up to C$150,000,000 (or the equivalent thereof in United States dollars or any other currencies) of Common Shares, subscription receipts, warrants to purchase other Shelf Securities (as defined herein) and units comprised of one or more of any of the other Shelf Securities or any combination thereof, of the Company (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined below). The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated April 19, 2021 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (the “Canadian Securities Laws”), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined below). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on SEDAR (as defined below). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Securities filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the SEC on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein).

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The Company has also prepared and filed with the Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-258876) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Securities, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

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The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

(b)          Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such for that purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as

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amended or supplemented, as of its date, did not and, as of the Time of Sale and Closing Date, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of the Time of Sale and Closing Date, will contain full, true and plain disclosure of all material facts relating to the Securities and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Underwriter furnished to the Company in writing by or on behalf of the Underwriter expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Underwriter one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Underwriter has reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Securities, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. “Time of Sale” means 7:00 a.m. New York City time on the date of this Agreement.

(c)           Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at the Time of Sale and Closing Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at the Time of Sale and Closing Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to the Securities, together with the public offering price of such Securities, the “Disclosure Package”) and at the Time of Sale and Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Underwriter furnished in writing to the Company by the Underwriter specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such herein.

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(d)          Capitalization. As of the date of this Agreement, the Company is authorized to issue an unlimited number of Common Shares; all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the Nasdaq and the TSXV. The Common Shares are also duly listed, and admitted and authorized for trading, on the Frankfurt Stock Exchange.

(e)          Due Incorporation. The Company has been duly incorporated and is validly existing as a company in good standing under the laws of the Province of British Columbia, with full corporate power and authority to own, lease and operate its properties and conduct its business as is or will be described in the Registration Statement, the Prospectuses and the Disclosure Package.

(f)           Subsidiaries. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and its subsidiaries (each, a “Subsidiary” and, collectively, the “Subsidiaries”), taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement (a “Material Adverse Effect”).

(g)          Material Subsidiaries. The Subsidiaries listed on Schedule I hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) are the only Subsidiaries that are “significant subsidiaries” of the Company within the meaning of Rule 1-02 of Regulation S-X under the Act or are otherwise material to the Company; no Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Material Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Material Subsidiary’s property or assets to the Company or any other Material Subsidiary of the Company; all of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Registration Statement, the Prospectuses and the Disclosure Package) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”); each Material Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectuses and the Disclosure Package; each Material Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

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(h)          Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and authority to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and the performance of this Agreement, the consummation of the transactions contemplated hereby and thereby, and the application of the net proceeds from the offering and sale of the Securities to be sold by the Company in the manner set forth in the Prospectus under “Use of Proceeds” do not and will not (i) violate the organizational documents of the Company or any Material Subsidiary of the Company or (ii) result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Company or any Material Subsidiary of the Company pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Company or any of its Material Subsidiaries is a party or by which the Company or any of its Material Subsidiaries or any of its properties is bound or affected, or violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of its Material Subsidiaries. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(i)           The Securities. The Company has full power and authority (corporate or otherwise) to issue the Securities and to perform its obligations hereunder and under the Warrants. The Securities to be delivered by the Company on the Closing Date have been duly and validly authorized and, when issued and delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any securities from the Company. The Warrant Shares have been duly and validly authorized and reserved for issuance pursuant to the terms of the Warrants, and when issued and delivered upon valid exercise in accordance with the terms of the Warrants, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable Canadian, United States and other securities laws and will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any securities from the Company. The Securities conform to the descriptions thereof contained in the Registration Statement, the Pricing Prospectuses and the Prospectuses. Except as disclosed in the Pricing Prospectuses and the Prospectuses, the Company has no outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any securities of the Company. Except as disclosed in the Pricing Prospectuses and the Prospectuses, no holder of any security of the Company has any rights to require registration or qualification under the Securities Act or the Canadian Securities Laws of any security of the Company in connection with the offer and sale of the Units contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

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(j)           Compliance with Applicable Laws; No Defaults. Neither the Company nor any Material Subsidiary: (i) is in violation of its certificate or articles of incorporation, notice of articles, articles, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation, in any material respect, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package of any, Canadian, U.S. or foreign statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, except with respect to (i), (ii) and (iii) above, in any such case for violations or defaults that could not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect.

(k)          No Violation. The execution, delivery and performance of this Agreement, the distribution of the Securities and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary or their respective properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate or articles of incorporation, notice of articles, articles, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents of the Company or any Material Subsidiary, or (iii) violate or conflict with any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or other, except in the case of clauses (i) and (iii) above as could not reasonably be expected to have a Material Adverse Effect.

(l)            No Consents Required. No consent, approval, authorization, order, registration, qualification, license, filing and permit of, with and from any judicial, regulatory and other legal or governmental agencies and bodies and any third parties, Canadian, U.S. or foreign (collectively, “Consents”) is required in connection with the distribution of the Securities or the consummation of the transactions as contemplated by this Agreement, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Securities are being offered, (ii) as have been obtained and are in full force and effect and (iii) as may be required under the rules of the Nasdaq, the TSXV or the Frankfurt Stock Exchange on or before the Time of Sale and Closing Date.

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(m)         Due Authorization. The Company has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Act, as applicable.

(n)          No Pre-emptive Rights. Except as described in this Agreement, the Registration Statement, the Prospectuses and the Disclosure Package, the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Securities or other security of the Company or any security convertible into, or exercisable or exchangeable for, Securities or any other security of the Company; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no person has any rights to require registration or qualification under the Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Securities contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(o)          All Requisite Consents. The Company and each Material Subsidiary has all requisite Consents to own, lease and operate its properties and conduct its business as it is now being conducted, in each case as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and each such Consent is valid and in full force and effect, except in each case as would not reasonably be expected to have a Material Adverse Effect; neither the Company nor any Material Subsidiary has received notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, would reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Consent.

(p)          Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending or, to the Company’s knowledge, threatened against or affecting the Company or the Material Subsidiaries, or to the Company’s knowledge, their respective directors or officers, in their capacities as directors or officers of the Company, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever.

(q)          Independent Accountant. PricewaterhouseCoopers LLP, which has audited the annual consolidated financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, and whose reports appear or are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are independent public accountants as required under Canadian Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) between the Company and such auditors nor has there been any event which has led PricewaterhouseCoopers LLP to threaten to resign as auditors.

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(r)           No Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Company and its auditors.

(s)          Financial Statements. The consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package present fairly, in all material respects, the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company and its consolidated Subsidiaries; said consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package and the books and records of the Company. The audited financial statements of the Company for its fiscal year ended December 31, 2020, and notes thereto, which are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are true and correct in every material respect as at the date thereof and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company as at the date thereof or for the period then ended, as applicable, and such financial statements have been prepared in accordance with IFRS applied on a consistent basis. The unaudited financial statements of the Company for the six months ended June 30, 2021 and notes thereto which are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are true and correct in every material respect as at the date thereof and present fairly and accurately reflect the consolidated financial position and results of the operations of the Company as at the date thereof or for the period then ended, as applicable, and such financial statements were prepared in accordance with IFRS applied on a consistent basis.

(t)           Stock Plan. Each outstanding stock option granted under any stock option plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price no less than the closing market price for the Common Shares on the TSXV on the trading date immediately preceding the grant date of such option, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

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(u)          No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company and the Material Subsidiaries, on a consolidated basis, or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their business, affairs, capital, prospects or assets, or the right or capacity of the Company and the Material Subsidiaries to carry on their business, considered on a consolidated basis, such business having been carried on in the ordinary course (each, a “Material Adverse Change”).

(v)          Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Securities as described in the Registration Statement, the Prospectuses and the Disclosure Package, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not and will not be an entity “controlled” by an “investment company” within the meaning of such act.

(w)         Labor Matters. No labor dispute with the employees of the Company or any Material Subsidiary currently exists or, to the knowledge of the Company and the Material Subsidiaries, is imminent. Neither the Company nor any Material Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company and the Material Subsidiaries no action has been taken or is contemplated to organize any employees of the Company or any Material Subsidiary.

(x)           Compliance with Environmental Laws. None of the Company nor the Material Subsidiaries has been in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licenses, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); without limiting the generality of the foregoing:

(i) the Company and the Material Subsidiaries have occupied their respective properties and have received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable Environmental Laws and have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and

(ii) there are no orders, rulings or directives issued against the Company or the Material Subsidiaries, and there are no orders, rulings or directives pending or, to the knowledge of the Company, threatened against the Company or the Material Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Company or its Material Subsidiaries;

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(y)         Liabilities related to Environmental Laws. No notice with respect to any of the matters referred to in the immediately preceding paragraph (x), including any alleged violations by the Company or the Material Subsidiaries with respect thereto has been received by the Company or the Material Subsidiaries, and, to the knowledge of the Company, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or the Material Subsidiaries is in progress, threatened or, to the best of the Company’s knowledge, pending, and, to the best of the Company’s knowledge, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or the Material Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise.

(z)          Tax Matters. All tax returns, reports, elections, remittances, filings, withholdings and payments of the Company and the Subsidiaries required by law to have been remitted, filed or made, have been remitted, filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Company as at December 31, 2020 have been paid or accrued in the Company’s audited consolidated financial statements. The Company and each of its Subsidiaries have been assessed for all applicable taxes to and including the fiscal year ended December 31, 2020 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company is not aware of any material contingent tax liability of the Company or any of its Subsidiaries not adequately reflected in the Company’s audited consolidated financial statements. There are no actions, suits, proceedings, assessments, reassessments, claims or investigations in progress, pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries in respect of taxes, governmental charges, assessments or reassessments; and there are no liens for taxes upon the assets of the Company or any of its Subsidiaries, other than for taxes (i) not yet due and payable, or (ii) being contested in good faith by appropriate proceedings for which appropriate reserves have been established.

(aa)        No Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Securities.

(bb)       No Stamp Duty, Registration or Documentary Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with: (i) the execution and delivery of this Agreement; or (ii) the enforcement or admissibility in evidence of this Agreement; or (iii) the issuance, sale and delivery to the Underwriter of the Units; or (iv) the sale of the Units through the Underwriter to U.S. residents.

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(cc)        Insurance. The Company and the Material Subsidiaries maintain insurance against loss of, or damage to, its material assets including property and casualty insurance for all of its operations; and all of the policies in respect of such insurance are in amounts and on terms that in the view of Company’s management are reasonable for operations such as these, and are in good standing and not in default it being understood that the Company does not maintain title insurance over any of its properties.

(dd)        No Franchise, Contract or Other Document. All contracts and agreements material to the Company and the Subsidiaries, collectively, other than those entered into in the ordinary course of its business as presently conducted (collectively, the “Material Contracts”) have been disclosed in the Registration Statement, the Prospectuses and the Disclosure Package and neither the Company nor the Subsidiaries has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or a Subsidiary, whether by asset sale, transfer of shares or otherwise.

(ee)        Internal Control Over Financial Reporting and Internal Accounting Controls. The Company and its Material Subsidiaries maintain, and will maintain, at all times during the term of this Agreement, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable generally accepted accounting principles, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

(ff)         No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no change in accounting policies or practices of the Company or the Subsidiaries.

(gg)       Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures are effective.

(hh)       Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith applicable to the Company, except as any such failure would not reasonably be expected to have a Material Adverse Effect.

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(ii)          Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(jj)          Compliance with Anti-Money Laundering Laws. None of the Company, any Subsidiary or, to the Company’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(kk)        No Conflicts with Sanctions Laws. Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not knowingly, directly or indirectly, use the proceeds of the sale of the Securities hereunder, or knowingly lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC.

(ll)          Compliance with Anti-Corruption Laws. None of the Company, the Subsidiaries nor to the knowledge of the Company, any of their respective employees or agents have, in connection with the affairs of the Company, made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws.

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(mm)      Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data, equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other compromise to its IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(nn)       Canadian Reporting Issuer; Listing of Common Shares. The Company (i) is a reporting issuer (within the meaning of Canadian Securities Laws) or the equivalent in the Canadian Qualifying Jurisdictions, and (ii) is not in default of any of the requirements of the Canadian Securities Laws of the Canadian Qualifying Jurisdictions; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act; the Common Shares are listed for trading on the TSXV, the Nasdaq and the Frankfurt Stock Exchange, and the Company is not in default of any requirement of the TSXV, the Nasdaq or the Frankfurt Stock Exchange applicable to the Company including, for avoidance of doubt, any requirement that shareholder approval be obtained for the offering or the issuance of the Securities.

(oo)       No Commissions or Finder’s Fees. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated by this Agreement or the Securities.

(pp)       Lending Relationship with the Underwriter; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Underwriter or (ii) intends to use any of the proceeds from the sale of the Securities hereunder to repay any outstanding debt owed to any affiliate of the Underwriter.

(qq)        No Stabilization. Neither the Company nor, to the Company’s knowledge, any of its affiliates (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Securities.

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(rr)         Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Disclosure Package under the headings “Certain United States Federal Income Tax Considerations”, “Certain Canadian Federal Income Tax Considerations”, “Description of Offered Securities”, “Consolidated Capitalization”, and “Enforceability of Certain Civil Liabilities”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(ss)        Transfer Agent and Registrar. The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, BC and Toronto, Ontario.

(tt)         Minute Books and Corporate Records. The minute books and records of the Company and the Material Subsidiaries made available to counsel for the Underwriter in connection with its due diligence investigation of the Company and the Material Subsidiaries contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Material Subsidiaries to the date of this Agreement not reflected in such minute books and other records.

(uu)        Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(vv)        Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Prospectus or any Permitted Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Any certificate signed by any officer of the Company and delivered to the Underwriter or to counsel for the Underwriter shall be deemed a representation and warranty by the Company, as the case may be, to the Underwriter as to the matters covered thereby.

2.                  Purchase, Sale and Delivery of the Units.

(a)                On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to sell to the Underwriter and the Underwriter agrees to purchase from the Company, at the U.S. purchase price set forth in Schedule II hereto, the Units. As compensation for the services rendered to the Company by the Underwriter in respect of the Offering, the Company will pay to the Underwriter a commission for Units sold to the Underwriter under this Agreement, in U.S. currency, as set forth in Schedule II hereto, payable on the Closing Date, which may be netted against the payment per Unit from the Underwriter to the Company for the Units.

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(b)              Payment of the purchase price for the Units, and delivery of certificates representing the Shares and Warrants, shall be made at the offices of Goodwin Procter LLP, New York, New York, or at such other place as shall be agreed upon by the Underwriter and the Company, at 9:00 a.m., New York City time, on October 25, 2021, or such other time and date as the Underwriter and the Company may agree upon in writing (such time and date of payment and delivery being herein called the “Closing Date”). Delivery of certificates for the Shares shall be made to the Underwriter through a transfer to the accounts at The Depository Trust Company designated by the Underwriter, or through the facilities of CDS Clearing and Depository Services Inc. for the account of the Underwriter, and delivery of certificates for the Warrants shall be made by the Company as directed in writing by the Underwriter, against payment of the purchase price for the Units by wire transfer in same day funds to or as directed in writing by the Company. The Shares and Warrants shall be registered in such name or names and shall be in such denominations as the Underwriter may request. The Company will permit the Underwriter to examine and package any certificates for delivery on the business day prior to the Closing Date.

(c)                The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Units and commission with respect to the Units) were negotiated at arm’s length between sophisticated parties represented by counsel; (ii) the Underwriter’s obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety; and (iii) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriter with respect to any such matters.

(d)               The Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as agents in the Offering and the Underwriter may determine the remuneration payable to such Selling Firm. The Underwriter may offer the Units, directly and through Selling Firms or any affiliates of the Underwriter, in the United States for sale to the public or to purchasers otherwise permitted to purchase the Units in accordance with the Securities Act, the Rules and Regulations and the Canadian Securities Laws and upon the terms and conditions set forth in the Prospectuses and in this Agreement. The Underwriter shall require any Selling Firm appointed by the Underwriter to agree to the foregoing and the Underwriter shall be responsible for the compliance by such Selling Firm with the provisions of this Agreement. The Underwriter shall promptly notify the Company when, in its opinion, the distribution of the Units has ceased.

(e)                In addition to the other covenants and agreements of the Underwriter contained herein, the Underwriter further covenants and agrees with the Company that:

(i)                 it will not, directly or indirectly, offer or sell any Units to any Canadian resident;

(ii)               it will not authorize or direct any Selling Firm to, directly or indirectly, offer or sell any Units to any Canadian resident;

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(iii)             at the Closing Date, the Company will have received an “all-sold” certificate of the Underwriter, dated the Closing Date, in form and substance satisfactory to the Company and its counsel, that, to best of the knowledge of the Underwriter, it has not and will not, directly or indirectly, offer or sell any Units to any Canadian resident; and

(iv)             it will include, in the applicable documentation confirming each sale of Units to each purchaser, a statement from the Underwriter that it is the Underwriter’s understanding such purchaser is not a Canadian resident.

3.                  Offering. The Underwriter proposes to offer the Units for sale to the public upon the terms and conditions set forth in the Prospectuses.

4.                  Covenants of the Company. In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with the Underwriter that:

(a)                The Company will comply with the Shelf Procedures and General Instruction II.L of Form F-10 under the Securities Act. Prior to the termination of the Offering, the Company will not file any amendment to the Registration Statement or supplement or amendment to the Prospectuses unless the Company has furnished a copy to the Underwriter and its legal counsel for their review prior to filing and will not file any such proposed amendment or supplement to which the Underwriter reasonably objects. The Company will cause the Prospectuses, properly completed, and any supplement thereto to be filed, each in a form approved by the Underwriter with the Reviewing Authority in accordance with the Shelf Procedures (in the case of the Canadian Prospectus) and with the Commission pursuant to General Instruction II.L of Form F-10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Underwriter of such timely filings. The Company will promptly advise the Underwriter (1) when the U.S. Prospectus and any supplement thereto shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10, (2) when the Canadian Prospectus shall have been filed with the Reviewing Authority pursuant to the Shelf Procedures, (3) when, prior to termination of the Offering, any amendment to the Registration Statement or the Canadian Prospectus shall have been filed or become effective or a Decision Document in respect of any such amendment has been issued, as the case may be, (4) of any request by the Canadian Qualifying Authorities or the Commission for any amendment of or supplement to the Canadian Prospectus, the Registration Statement or the U.S. Prospectus, as applicable, or for any additional information, (5) of the Company’s intention to file, or prepare any supplement or amendment to, the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus, (6) of the time when any amendment to the Canadian Prospectus has been filed with or receipted by the Reviewing Authority, or of the filing with or mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the U.S. Prospectus, (7) of the issuance by the Canadian Qualifying Authorities or the Commission of any cease trade order or any stop order suspending the effectiveness of the Canadian Prospectus or the Registration Statement, as applicable, or any post-effective amendment thereto, or suspending the use of any Prospectuses or any Issuer Free Writing Prospectus or, in each case, of the initiation or threatening of any proceedings therefor, (8) of the receipt of any comments or communications from the Reviewing Authority, the Commission or any other regulatory authority relating to the Prospectuses, the Registration Statement, or the listing of the Shares and the Warrant Shares on the TSXV, the Nasdaq or the Frankfurt Stock Exchange, and (9) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Units for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose. If the Canadian Qualifying Authorities or the Commission shall propose or enter a cease trade order or a stop order at any time, the Company will use its reasonable best efforts to prevent the issuance of any such cease trade order or stop order and, if issued, to obtain the lifting of such order as soon as possible.

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(b)               The Company will prepare and file with the Reviewing Authority, promptly after the date of this Agreement, and in any event no later than 5:30 p.m. (New York City time) on the date succeeding the date of this Agreement, and in conformity in all material respects with applicable Canadian Securities Laws, the Canadian Prospectus.

(c)                The Company will prepare and file with the Commission, promptly after the date of this Agreement, and in any event no later than 5:30 p.m. (New York City time) on the date succeeding the date of this Agreement, the U.S. Prospectus.

(d)               If at any time when a prospectus relating to the Securities (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Pricing Disclosure Package (prior to the availability of the U.S. Prospectus) or the U.S. Prospectus as then amended or supplemented would, in the judgment of the Underwriter or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery of such Pricing Disclosure Package or U.S. Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, not misleading, or if to comply with the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Pricing Disclosure Package, the U.S. Prospectus or the Registration Statement, or to file any document incorporated by reference in the Registration Statement or the U.S. Prospectus or in any amendment thereof or supplement thereto, the Company will notify the Underwriter promptly and prepare and file with the Canadian Qualifying Authorities and/or the Commission an appropriate amendment, supplement or document (in form and substance satisfactory to the Underwriter) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective as soon as possible. The Company will promptly notify the Underwriter immediately if the Company ceases to be an Emerging Growth Company at any time prior to the later of (A) completion of the distribution of the Units within the meaning of the Securities Act and (B) completion of the 90-day restricted period referred to in Section 4(j) hereof.

(e)                The Company will not, without the prior consent of the Underwriter, (i) make any offer relating to the Units that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act, except for any Issuer Free Writing Prospectus set forth in Schedule II hereto and any electronic road show previously approved by the Underwriter, or (ii) file, refer to, approve, use or authorize the use of any “free writing prospectus” as defined in Rule 405 under the Securities

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Act with respect to the Offering or the Units. If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriter or the Company, conflict with the information in the Registration Statement, the Pricing Prospectuses or the Prospectuses as then amended or supplemented or would, in the judgment of the Underwriter or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery to the purchaser, not misleading, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Underwriter promptly and, if requested by the Underwriter, prepare and furnish without charge to the Underwriter an appropriate amendment or supplement (in form and substance satisfactory to the Underwriter) that will correct such statement, omission or conflict or effect such compliance.

(f)                The Company has complied and will comply in all material respects with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus.

(g)               The Company will promptly deliver to the Underwriter a conformed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith and a conformed copy of the Form F-X with respect to the Registration Statement. The Company shall forthwith cause to be delivered to the Underwriter in such cities in the United States as they may reasonably request, without charge, such numbers of commercial copies of the U.S. Prospectus, excluding any documents incorporated by reference therein, as the Underwriter shall reasonably require, which deliveries shall be effected as soon as possible and, in any event, in New York not later than 12:00 p.m. local time on the next business day, provided that the Underwriter has given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriter and any dealer of the U.S. Prospectus in connection with the Offering in compliance with the provisions of this Agreement.

(h)               Promptly from time to time, the Company will use its commercially reasonable efforts, in cooperation with the Underwriter, to qualify the Securities for offering and sale under the securities laws relating to the offering or sale of the Securities of such jurisdictions, Canadian (other than Québec), U.S. or foreign, as the Underwriter may designate and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Units, in any jurisdiction where it is not now so subject or require registration of the Securities or require the Company to file a prospectus in such jurisdiction or subject the Company to ongoing reporting requirements in such jurisdiction.

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(i)               The Company will make generally available to its security holders as soon as practicable an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the Securities Act.

(j)                 During the period of 90 days from the date of the Prospectuses (the “Lock-Up Period”), without the prior written consent of the Underwriter, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any securities of the Company, or make any public announcement of any of the foregoing, (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any securities of the Company, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of securities of the Company, whether or not such transaction is to be settled by delivery of securities of the Company, other securities, cash or other consideration; and the Company will obtain an undertaking of each of the Company’s officers and directors listed on Schedule III attached hereto (in substantially the form of Annex A hereto), not to engage in any of the aforementioned transactions on their own behalf, other than the sale of Units as contemplated by this Agreement or as otherwise permitted under the terms of such undertaking. Notwithstanding the foregoing, the restrictions set forth in this Section 4(j) shall not apply to (i) issuances of Warrant Shares upon due exercise of the Warrants; (ii) grants of options or the issuance of Common Shares by the Company pursuant to equity incentive plans described in the Registration Statement, the Pricing Prospectuses or the Prospectuses; (iii) securities issued upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities; (iv) securities issued pursuant to a merger, consolidation, acquisition or similar business combination approved by a majority of the disinterested directors of the Company (a “Business Combination”), provided that any such issuance shall only be to a Person (or to the equity holders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities; or (v) securities issued to fund a Business Combination. The Company will not qualify a prospectus under Canadian Securities Laws or file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

(k)               During the period of three years from the effective date of the Registration Statement, the Company will furnish to the Underwriter copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, and will deliver to the Underwriter as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Canadian Qualifying Authorities, the Commission, the TSXV, the Nasdaq or the Frankfurt Stock Exchange, or any other securities exchange on which any class of securities of the Company is listed; provided, however that, notwithstanding the foregoing, the Company shall have no obligation to provide under this Section 4(k): (x) any document or information required to be delivered pursuant to this paragraph that is made available on EDGAR or SEDAR; (y) any document or information that the Company believes, acting reasonably, not to be material; or (z) any document or information that the Company believes, acting reasonably, it is prohibited by applicable law from disclosing under the circumstances.

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(l)                 The Company will use its commercially reasonable efforts to effect and maintain the listing of the Shares and the Warrant Shares on the TSXV, the Nasdaq and the Frankfurt Stock Exchange.

(m)             The Company will apply the net proceeds from the sale of the Units as set forth under the caption “Use of Proceeds” in the Pricing Prospectuses and the Prospectuses.

(n)               The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Securities.

(o)               The Company shall provide the Underwriter with a draft of any press release to be issued in connection with the Offering, and will provide the Underwriter and its counsel sufficient time to comment thereon and will accept all reasonable comments of the Underwriter and its counsel on such press releases.

(p)               The Underwriter covenants and agrees with the Company that such Underwriter will not use or refer to any “free writing prospectus” (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company, except for any Issuer Free Writing Prospectus set forth in Schedule II hereto and any electronic road show previously approved by the Underwriter. The Company and the Underwriter agree that any such free writing prospectus, the use of which has been consented to by the Company and the Underwriter, is listed in Schedule II hereto.

(q)               During the distribution of the Units: (i) the Company shall prepare, in consultation with the Underwriter, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) (“NI 41-101”), including any template version thereof, to be provided to potential investors in the Units, and approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriter, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Company and the Underwriter and their respective counsel, acting reasonably, (ii) the Underwriter shall approve in writing any such marketing materials, as contemplated by the Canadian Securities Laws and shall not use any marketing materials until such time as the Company confirms in writing that the marketing materials have been approved in accordance with National Instrument 44-101; and (iii) the Company shall: (A) deliver any such marketing materials (or any template version thereof) to the Reviewing Authority as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Underwriter, and in any event on or before the day the marketing materials are first provided to any potential investor of Units; and (B) provide a contractual right in accordance with paragraph 9A.5(2)(b) of National Instrument 44-102 containing the language set out in subsection 36A.1(5) of Form 41-101F1, or words to the same effect, except that the language may specify that the contractual right does not apply to any comparables provided in accordance with paragraph 9A.5(3) of National Instrument 44-102.

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(r)                 Each of the Company and the Underwriter covenants and agrees that, during the distribution of the Units, it will not provide any potential investor with any materials or information in relation to the distribution of the Units or the Company other than the Prospectuses and any amendments or supplements thereto in accordance with this Agreement, provided that: (A) any such materials that constitute marketing materials have been approved and delivered in accordance with Section 4(q); and (B) any such materials that constitute standard term sheets have been approved in writing by the Company and the Underwriter and are provided in compliance with Canadian Securities Laws.

(s)               Notwithstanding Section 4(q) and 4(r), following the approval and delivery of a template version of marketing materials in accordance with Section 4(q), the Underwriter may provide a “limited-use version” (as such term is defined in NI 41-101) of such template version to potential investors in the Units in accordance with Canadian Securities Laws.

5.                  Payment of Expenses. Whether or not the transactions contemplated by this Agreement, the Registration Statement and the Prospectuses are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following: (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, the Base Prospectuses, the Pricing Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriter and dealers; (ii) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the qualification of the Securities under Canadian Securities Laws, the registration of the Securities under the Securities Act and the Offering; (iii) the cost of producing this Agreement and any blue sky survey, closing documents and other instruments, agreements or documents (including any compilations thereof) in connection with the Offering; (iv) all expenses in connection with the qualification of the Securities for offering and sale under United States state securities, or “blue sky”, laws as provided in Section 4(h) hereof, including the reasonable fees and disbursements of counsel for the Underwriter in connection with such qualification and in connection with any blue sky survey; (v) the reasonable fees and disbursements of counsel for the Underwriter in connection with compliance with the rules and regulations of FINRA in connection with the Offering; (vi) all fees and expenses in connection with listing the Shares and Warrant Shares on the TSXV, the Nasdaq and the Frankfurt Stock Exchange; (vii) all travel expenses of the Company’s officers and employees and any other expense of the Company incurred in connection with attending or hosting meetings with prospective purchasers of the Units; (viii) any transfer taxes incurred in connection with this Agreement or the Offering; and (ix) the fees and expenses of the Underwriter, including legal counsel for the Underwriter (inclusive of clauses (iv) and (v) of this Section 5) in an amount not to exceed $150,000 in the aggregate. The Company also will pay or cause to be paid: (a) the cost of preparing certificates representing the Shares and Warrants; (b) the cost and charges of any transfer agent or registrar for the Shares and Warrants; and (c) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 5.

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6.                  Conditions of Underwriter’s Obligations. The obligations of the Underwriter to purchase and pay for the Units, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date, to the performance by the Company of all of its obligations hereunder, and to each of the following additional conditions:

(a)                The Canadian Prospectus shall have been filed with the Reviewing Authority and the U.S. Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 4 hereof; no order of any securities commission, securities regulatory authority or stock exchange in Canada to cease distribution of the Securities under the Canadian Prospectus, as amended or supplemented, shall have been issued, and no proceedings for such purpose shall have been instituted or, to the knowledge of the Company, threatened; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, and no stop order suspending or preventing the use of the U.S. Pricing Prospectus, the U.S. Prospectus or any Issuer Free Writing Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Canadian Qualifying Authorities or the Commission shall have been complied with to the Underwriter’s reasonable satisfaction; and all necessary regulatory or stock exchange approvals shall have been received.

(b)               At the Closing Date, the Underwriter shall have received the written opinion of Miller Thomson LLP, Canadian counsel for the Company, dated the Closing Date and addressed to the Underwriter, in form and substance satisfactory to the Underwriter.

(c)                At the Closing Date, the Underwriter shall have received the written opinion and negative assurance statement of Mitchell Silberberg & Knupp LLP, United States corporate counsel for the Company, dated the Closing Date and addressed to the Underwriter, in form and substance satisfactory to the Underwriter and its counsel.

(d)               At the Closing Date, the Underwriter shall have received the written negative assurance statement of Goodwin Procter LLP, the Underwriter’s United States counsel (the “Underwriter’s Counsel”), dated the Closing Date and addressed to the Underwriter, in form and substance satisfactory to the Underwriter, with respect to such matters as the Underwriter may require, and the Company shall have furnished to Underwriter’s Counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(e)                At the Closing Date, the Underwriter shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated the Closing Date, in form and substance satisfactory to the Underwriter, as to the accuracy of the representations and warranties of the Company set forth in Section 1 hereof as of the date hereof and as of the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, and as to the matters set forth in subsections (a) and (g) of this Section 6.

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(f)                At the time this Agreement is executed and at the Closing Date, the Underwriter shall have received comfort letters, from PricewaterhouseCoopers LLP, independent chartered accountants for the Company, dated as of the date of this Agreement and as of the Closing Date, respectively, and addressed to the Underwriter and its U.S. or Canadian affiliates, confirming that they are independent public accountants within the meaning of the Securities Act, are in compliance with the applicable requirements relating to the qualifications of accountants under Rule 2-01 of Regulation S-X of the Commission, are in good standing with the Canadian Public Accountability Board and stating, as of the date of such letter, the conclusions and findings of said firm with respect to the financial information and other matters covered by its letter delivered to the Underwriter, and otherwise in form and substance satisfactory to the Underwriter and Underwriter’s Counsel.

(g)               Neither the Company nor any Material Subsidiary shall have sustained, since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectuses and the Prospectuses, any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, other than as set forth in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto); and subsequent to the dates as of which information is given in the Registration Statement, the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto), there shall not have been any change in the share capital or long-term or short-term debt of the Company or any Subsidiary or any change or any development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, individually or taken as a whole, the effect of which, in any such case described above, is, in the judgment of the Underwriter, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Prospectuses and the Prospectuses (exclusive of any amendment or supplement thereto).

(h)               The Underwriter shall have received a duly executed lock-up agreement from each person who is a director or executive officer of the Company listed on Schedule III hereto, in each case substantially in the form attached hereto as Annex A.

(i)                 At the Closing Date, the Shares and Warrant Shares shall have been conditionally approved for listing on the TSXV and the Company shall have submitted an additional listing application for the Shares and the Warrant Shares to the Nasdaq.

(j)               At the Closing Date, FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements for the Offering.

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(k)               Prior to the Closing Date, the Company shall have furnished to the Underwriter satisfactory evidence of its due and valid authorization of National Registered Agents, Inc. as its agent to receive service of process in the United States pursuant to Section 14 hereof, and satisfactory evidence from National Registered Agents, Inc. accepting its appointment as such agent.

(l)                 The Company shall have furnished the Underwriter and Underwriter’s Counsel with such other certificates, opinions or other documents as they may have reasonably requested.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriter or to Underwriter’s Counsel pursuant to this Section 6 shall not be satisfactory in form and substance to the Underwriter and to Underwriter’s Counsel, acting reasonably, all obligations of the Underwriter hereunder may be cancelled by the Underwriter at, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to the Company in writing or by telephone. Any such telephone notice shall be confirmed promptly thereafter in writing.

7.                  Indemnification.

(a)               The Company shall indemnify and hold harmless the Underwriter, each of the officers and directors of the Underwriter and each other person, if any, who controls the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any other materials or information provided to investors by, or with the approval of, the Company in connection with the Offering, including in any “road show” (as defined in Rule 433 under the Securities Act) for the Offering (“Marketing Materials”), or (ii) the omission or alleged omission to state in any Pricing Prospectus or Prospectus, as originally filed or in any supplement thereto or amendment thereof, in the Registration Statement, as originally filed or any amendment thereof, or in any Issuer Free Writing Prospectus, or in any “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made (in the case of any Prospectus), not misleading; provided, however, that the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Underwriter expressly for use therein. The parties agree that such information provided by or on behalf of the Underwriter consists solely of the material referred to in Section 16 hereof. This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

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(b)              The Underwriter shall indemnify and hold harmless the Company, each of the officers and directors of the Company, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys’ fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Pricing Prospectus or Prospectus, as originally filed or any amendment thereof or amendment thereto, or in the Registration Statement, as originally filed or any amendment thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of the Underwriter specifically for use therein; provided, however, that in no case shall the Underwriter be liable or responsible for any amount in excess of the underwriting commission applicable to the Units to be purchased by the Underwriter hereunder. The parties agree that such information provided by or on behalf of the Underwriter consists solely of the material referred to in Section 16 hereof.

(c)               Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 7, unless and to the extent such failure results in the forfeiture by the indemnifying party of substantial rights and defenses). In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party acting reasonably; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party. Notwithstanding the

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foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case (including one local counsel in each relevant jurisdiction), but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties. No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 7 or Section 8 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party. If at any time an indemnified party shall have requested in writing an indemnifying party to reimburse the indemnified party for any fees and expenses as contemplated by this Section 7(c), then the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior written notice of its intention to settle.

8.                  Contribution. In order to provide for contribution in circumstances in which the indemnification provided for in Section 7 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriter shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons other than the Underwriter, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, officers of the Company who signed the Canadian Prospectuses and the Registration Statement and each director of the Company) as incurred to which the Company and the Underwriter may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company and the Underwriter from the Offering or, if such

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allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company and the Underwriter in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Underwriter shall be deemed to be in the same proportion as (x) the total proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriter, in each case as set forth in the table on the cover page of the U.S. Prospectus. The relative fault of each of the Company and the Underwriter shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriter agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 8, (i) the Underwriter shall not be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Units underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person, if any, who controls the Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and each officer and director of the Company shall have the same rights to contribution as the Company, subject in each case to clauses (i) and (ii) of the immediately preceding sentence. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 8 or otherwise.

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9.                  Default by the Company. If the Company shall fail at the Closing Date to sell the number of Units that it is obligated to sell hereunder, then this Agreement shall terminate without any liability on the part of the Underwriter; provided, however, that the provisions of Sections 1, 5, 7, 8 and 10 shall remain in full force and effect. No action taken pursuant to this Section shall relieve the Company from liability, if any, in respect of such default.

10.              Survival of Representations and Agreements. All representations and warranties, covenants and agreements of the Underwriter and the Company contained in this Agreement or in certificates of officers of the Company or any Subsidiary submitted pursuant hereto, including the agreements contained in Section 5, the indemnity agreements contained in Section 7 and the contribution agreements contained in Section 8, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Units to and by the Underwriter. The representations contained in Section 1 and the agreements contained in Sections 5, 7, 8, 9 and 10 hereof shall survive any termination of this Agreement, including termination pursuant to Section 11 hereof.

11.              Effective Date of Agreement; Termination.

(a)               This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

(b)              The Underwriter shall have the right to terminate this Agreement at any time prior to the Closing Date if, at or after the Applicable Time, (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Underwriter will in the immediate future materially disrupt, the market for the Company’s securities or securities in general; or (ii) trading in the Common Shares shall have been suspended by the Commission, the Canadian Qualifying Authorities, the TSXV, the Nasdaq or the Frankfurt Stock Exchange or trading in securities generally on the TSXV, the Nasdaq or the Frankfurt Stock Exchange shall have been suspended or been made subject to material limitations, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required, on the TSXV, the Nasdaq or the Frankfurt Stock Exchange or by order of the Commission or any other governmental authority having jurisdiction; or (iii) a banking moratorium has been declared by any U.S. state or U.S. or Canadian federal authority or any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (iv) any downgrading shall have occurred in the Company’s corporate credit rating or the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Securities Act) or any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities or any notice or announcement shall have been given or made of any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded; or (v) (A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Underwriter, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Units on the terms and in the manner contemplated by the Prospectuses.

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(c)                Any notice of termination pursuant to this Section 11 shall be in writing.

(d)               If this Agreement shall be terminated pursuant to any of the provisions hereof or if the sale of the Units provided for herein is not consummated because any condition to the obligations of the Underwriter set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Underwriter, reimburse the Underwriter for all reasonable out-of-pocket expenses (including the reasonable fees and expenses of its counsel), incurred by the Underwriter in connection herewith in an amount not to exceed $150,000 in the aggregate.

12.              Notices. All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

(a)                if sent to the Underwriter, shall be delivered, or faxed and confirmed in writing, to Spartan Capital Securities, LLC, 45 Broadway - 19th Floor, New York, NY 10006, Attention: Equity Capital Markets, with a copy to Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018, Attention: Thomas S. Levato, Esq.; and

(b)               if sent to the Company, shall be delivered, or faxed and confirmed in writing to the Company and its counsel at the addresses set forth in the Registration Statement.

Any such notices and other communications shall take effect at the time of receipt thereof.

13.              Parties. This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriter, the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 7 and 8 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation. The term “successors and assigns” shall not include a purchaser, in its capacity as such, of Units from the Underwriter.

14.              Governing Law and Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United States District Court for the Southern District of the State of New York (each, a “New York Court”) for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Prospectuses (each, a “Proceeding”), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any New York Court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any New York Court or from any legal process therein, (d) agrees not to commence any Proceeding other than in a New York Court, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum. The Company hereby irrevocably designates National Registered Agents, Inc. as agent upon whom process against the Company may be served. THE COMPANY (ON BEHALF OF ITSELF AND, TO THE FULLEST EXTENT PERMITTED BY LAW, ON BEHALF OF ITS EQUITY HOLDERS AND CREDITORS) and the Underwriter HEREBY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUSES.

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15.              Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriter could purchase U.S. dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to the Underwriter shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the U.S. dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to such Underwriter hereunder.

16.            Underwriter’s Information. The parties acknowledge and agree that, for purposes of this Agreement, the information provided by or on behalf of the Underwriter consists solely of the material included in the following paragraphs of the “Underwriting” section in the Prospectuses: (i) the first paragraph under “—Commissions” and (ii) the third, fourth and fifth paragraphs under “—Covenants”, only insofar as such statements relate to selling concession and stabilization activities that may be undertaken by the Underwriter.

17.              No Fiduciary Relationship. The Company hereby acknowledges that the Underwriter is acting solely as underwriter in connection with the purchase and sale of the Units. The Company further acknowledges that the Underwriter is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriter act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriter may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriter hereby expressly disclaims any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriter agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriter to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriter agree that the Underwriter is acting as principal and not the agent or fiduciary of the Company and the Underwriter has not assumed, and the Underwriter will not assume, any advisory responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriter with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

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18.              Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission, email or other electronic means shall constitute valid and sufficient delivery thereof.

19.              Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

20.              Time is of the Essence. Time shall be of the essence of this Agreement. As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

[signature page follows]

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If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

VICINITY MOTOR CORP.

By:	/s/ William Trainer
Name:	William Trainer
Title:	CEO

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Accepted as of the date first above written

Spartan Capital Securities, LLC

By:	/s/ Jason Diamond
Name:	Jason Diamond
Title:	Head of Investment Banking

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SCHEDULE I

Material Subsidiaries

1.	Vicinity Motor (Bus) Corp., formerly Grande West Transportation International Ltd.

2.	Vicinity Motor (Bus) USA Corp.

SCHEDULE II

Pricing Terms included in the Disclosure Package

Total Number of Units: 3,990,610 Units consisting of the following:

Total Number of Shares: 3,990,610 Common Shares

Total Number of Warrants: 3,990,610 Warrants to purchase 1,995,305 Common Shares

Public Offering Price per Unit: $4.26

Underwriting Commission: 7.0%

Warrant Exercise Price: $5.10

Date of Delivery of Shares and Warrants: October 25, 2021

Issuer Free Writing Prospectuses

None.

2

SCHEDULE III

Lock-Up Parties

1.	William Trainer

2.	Dan Buckle

3.	Manual Achadinha

4.	Joseph Miller

5.	John LaGourgue

6.	Andrew Imanse

7.	Christopher Strong

8.	James White

3

ANNEX A

Form of Lock-Up Agreement

___________, 2021

Spartan Capital Securities, LLC
45 Broadway - 19th Floor
New York, NY 10006

Ladies and Gentlemen:

The undersigned understands that Spartan Capital Securities, LLC (the “Underwriter”), proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Vicinity Motor Corp., a British Columbia corporation (the “Company”), providing for the public offering (the “Public Offering”) by the Underwriter, of units, common shares (the “Common Shares”) and/or warrants of the Company.

To induce the Underwriter to continue its efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Underwriter, it will not, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus supplement relating to the Public Offering (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

The foregoing sentence shall not apply to (a) transfers of Common Shares or any security convertible into Common Shares as a bona fide gift or by will, other testamentary document or intestate succession, (b) distributions of Common Shares or any security convertible into Common Shares to limited partners, members, stockholders, or wholly-owned subsidiaries of the undersigned, (c) transfers of shares of Common Shares or any security convertible into Common Shares pursuant to any order or settlement agreement not involving any public sale of shares of Common Shares or other securities and approved by any court of competent jurisdiction, (d) transfers of Common Shares or any security convertible into Common Shares to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (e) transfers of Common Shares or any security convertible into Common Shares to any corporation, partnership, limited liability company or similar entity of which all of the beneficial ownership interests are held by the undersigned or the immediate family of the undersigned; provided that in the case of any transfer or distribution pursuant to clauses (a)-(e), each donee, distributee or transferee shall sign and deliver to the Underwriter a lock-up letter substantially in the form of this agreement, (f) the establishment of a new trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), providing for dispositions or sales of Common Shares; provided that such plan does not permit dispositions or sales of Common Shares or any security convertible into Common Shares during the Restricted Period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be voluntarily made during the Restricted Period, (g) the exercise of options to purchase Common Shares outstanding as of the date hereof or granted under equity incentive plans in effect as of the date hereof or described in the prospectus supplement with respect to the Public Offering, provided that the underlying Common Shares continue to be subject to the terms of this agreement, (h) transfers of Common Shares or any security convertible into Common Shares pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to holders of the Common Shares involving a change of control of the Company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the undersigned shall remain subject to the restrictions contained herein, (i) the repurchase or forfeiture of securities by the Company in connection with termination of the undersigned’s employment with the Company, and (j) the settlement of restricted shares, restricted share units or options on a “net” basis or any other withholding of Common Shares by the Company upon vesting and/or settlement of restricted shares, restricted share units and/or options provided that (x) the underlying Common Shares received by the undersigned shall continue to be subject to the restrictions on transfer set forth in this agreement and (y) the Company becomes the owner of the Common Shares surrendered in the net exercise; provided further, in each case (a) through (j), that the undersigned shall provide the Underwriter two days’ advance notice of such transfers, distributions, establishment of a plan, exercises, repurchases, forfeitures, settlements or withholdings, as applicable.

In addition, the undersigned agrees that, without the prior written consent of the Underwriter, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Common Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriter are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that, unless terminated in accordance with the following paragraph, this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriter. If (i) the closing of the Public Offering has not occurred prior to November 30, 2021, (ii) the Company notifies you in writing that it does not intend to proceed with the Public Offering, (iii) the prospectus supplement filed with respect to the Public Offering is withdrawn or (iv) for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), this agreement shall terminate and be of no further force or effect.

This agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof. Delivery of a signed copy of this agreement by facsimile transmission or other electronic means shall be effective as delivery of the original hereof.

[Signature page follows]

Very truly yours,

By:

Print Name: